united states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DiaMedica Therapeutics Inc.

(Name of Issuer)

Voting Common Shares

(Title of Class of Securities)

25253X 20 7

(CUSIP Number)

December 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25253X 20 7	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Hermeda Industrial Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 929,705 (see Item 4)
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 929,705 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,705 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.961%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. 25253X 20 7	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Zhenyu Xiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES	5	SOLE VOTING POWER 936,805 (see Item 4)
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 936,805 (see Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,805 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.999%
12	TYPE OF REPORTING PERSON* IN

Item 1.(a)	Name of Issuer:

The name of the issuer is DiaMedica Therapeutics Inc. (the “Issuer”).

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is Two Carlson Parkway, Suite 260, Minneapolis, MN 55447.

Item 2.(a)	Name of Person Filing:

Hermeda Industrial Co., Limited (“Hermeda”) and Zhenyu Xiao, Ph.D (“Mr. Xiao”) are collectively referred to herein as the “Reporting Persons.”

Item 2.(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is Level 54 Hopewell Centre, 183 Queen’s Road East, Hong Kong.

It.m 2.(c)	Citizenship:

Hermeda is a Hong Kong corporation. Mr. Xiao is a citizen of China.

Item 2.(d)	Title of Class of Securities:

The class of equity securities to which this Statement relates are the voting common shares, no par value per share, of the Issuer (the “Common Shares”).

Item 2.(e)	CUSIP No:

The CUSIP number of the Common Shares is 25253X 20 7.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a)

Amount beneficially owned: Hermeda is the record owner of 929,705 Common Shares of the Issuer.  Mr. Xiao is the record owner of 7,100 Common Shares of the Issuer which includes 3,850 Common Shares issuable upon settlement of deferred share units. Mr. Xiao, director of Hermeda, has sole voting and dispositive power over the Common Shares held by Hermeda.

(b)	Percent of class: Hermeda: 4.961% and Mr. Xiao: 4.999%. The foregoing percentages are calculated based on 18,739,074 Common Shares represented to be outstanding by the Issuer on November 2, 2020.

(c)	Number of shares as to which Hermeda has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	929,705

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	929,705

Number of shares as to which Mr. Xiao has:

(i)	Sole power to vote or to direct the vote	936,805

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	936,805

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2020

Hermeda Industrial Co., Limited

By:      /s/ Zhenyu Xiao

Zhenyu Xiao, Ph.D.

Its:     Authorized Representative

/s/ Zhenyu Xiao

Zhenyu Xiao, Ph.D.

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G/A need be filed with respect to ownership by each of the undersigned of the Common Shares of DiaMedica Therapeutics Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: December 15, 2020

Hermeda Industrial Co., Limited

By:      /s/ Zhenyu Xiao

Zhenyu Xiao, Ph.D.

Its:     Authorized Representative

/s/ Zhenyu Xiao

Zhenyu Xiao, Ph.D.